

August 4, 2010

Ian Edmonds
President and Chief Executive Officer
Universal Power Group, Inc.
1720 Hayden Drive
Carrollton, Texas 75006

       Re: Universal Power Group, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 001-33207

Dear Mr. Edmonds:

       We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief